17950 Preston Road, Suite 600 Dallas, Texas 75252 Phone: (972) 349-3200 Fax: (972) 349-3265 Toll Free: (800) 486-3223
October 8, 2009
Via EDGAR and Facsimile
Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	PMC Commercial Trust Form 10-K for the year ended December 31, 2008 Filed on March 16, 2009 Definitive Proxy Statement on Form 14A Filed April 28, 2009 File No. 001-13610
Dear Mr. Gordon,
We are writing in response to your letter dated September 25, 2009 setting forth comments of the Securities and Exchange Commission’s Staff with respect to the above-mentioned submissions.
For your convenience, the Commission’s comments have been repeated herein in bold font, with PMC Commercial Trust’s (“Company,” “we” or “our”) response immediately following each of the Commission’s comments.
In certain responses, we may agree to supplement disclosures in our future filings. We are doing that in the spirit of transparency and not because we believe our prior filings may be materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
We understand that the Commission may have additional comments after reviewing our responses set forth below.
Form 10-K for the year ended December 31, 2008
Item 5. Market for Registrant’s Common Equity, page 22
Comment
1.	Please explain to us the purpose of the special dividend per share declared in the fourth quarter of 2008. To the extent you declare special dividends in the future, please include a similar explanation in your future filings.

Response
As a real estate investment trust (“REIT”), we must distribute to our shareholders at least 90% of our REIT taxable income to maintain our tax status under the Internal Revenue Code. In the normal course of business, REITs may declare a year-end extra (“special”) dividend as merited by the analysis of REIT taxable income and dividends paid. Based on the Board of Trust Managers’ analysis of our REIT taxable income and dividends necessary to maintain REIT compliance, it was determined that a year-end extra dividend was warranted during 2008.

We describe our dividend policies and REIT taxable income on pages 10, 18, 19, 49 and 50 of our 2008 Form 10-K. Please also refer to our response in Comment 2 below.
Item 7. Management’s Discussion and Analysis of Financial Condition, page 25
Operating Activities, page 43
Comment
2.	We note your use of “Modified Cash,” which is a non-GAAP financial measure. Please provide the disclosure required by Item 10(e) of Regulation S-K.
Response
The disclosure of “Modified Cash” is a measurement used by our Board of Trust Managers in its determination of dividend pay rate and timing to ensure that we are in compliance with REIT tax status requirements.

On page 43 of the Form 10-K for the year ended December 31, 2008, we describe the calculation of “Modified Cash” as follows:

“Our modified cash available for dividend distributions (“Modified Cash”) is defined as cash from operating activities before (1) the change in operating assets and liabilities and (2) “Operating Loan Activity.” Operating Loan Activity was defined previously on page 43 of the Form 10-K for the year ended December 31, 2008 as loans funded, held for sale, net of proceeds from sale of guaranteed loans.

In respect to our dividend policy, we believe this disclosure adds additional transparency to our dividend calculation and intentions with respect to maintaining REIT tax status as it relates to the dividend distribution requirements. However, to provide further clarity for the reader, beginning with our Form 10-Q for the quarterly period ended March 31, 2009, we provided a reconciliation of net cash flow from operating activities to Modified Cash in a tabular format. This reconciliation is provided on page 27 of the Form 10-Q for the quarterly period ended March 31, 2009 and page 33 of the Form 10-Q for the quarterly period ended June 30, 2009.

For the years ended December 31, 2008, 2007 and 2006, the tabular presentation would have been as follows:

	Years Ended
	December 31,
	2008	2007	2006
	(In thousands)
Net cash provided by operating activities	$5,969	$11,733	$13,832
Change in operating assets and liabilities	(682)	1,516	2,126
Operating Loan Activity	4,338	51	(397)
Other	(82)	—	—

Modified Cash	$9,543	$13,300	$15,561

For future filings, including our Form 10-K for the year ending December 31, 2009, we will continue to disclose this reconciliation of net cash flow from operating activities to Modified Cash in a tabular format of presentation.
Dividends, page 49
Comment
3.	We note that net income per share in 2008 was less than dividends per share. Please tell us how you funded distributions in 2008. To the extent you fund future distributions from sources other than cash flows from operations, please confirm that you will disclose all sources of distribution payments and quantify the amounts paid from each source.
Response
During 2008, our sources of funds for our dividend distributions of approximately $10.2 million were cash flows from operating activities of approximately $6.0 million and principal collections on our loans receivable of approximately $4.2 million.

For future filings, we will disclose the sources of funds of distribution payments and quantify the amounts paid from each source.
Notes to Consolidated Financial Statements, page F-9
Note 2. Variable Interest Entities, page F-12
Comment
4.	Please provide us with your analysis under FIN 46(R) to explain how you determined that the entity holding the Junior Subordinated Notes and the subsidiary owning the hotel property are variable interest entities. In addition, please explain to us how you determined that you are not the primary beneficiary, including significant judgments and assumptions made and whether you have provided financial or other support to the VIEs during the periods presented. Please also tell us the carrying amount of assets and liabilities in your consolidated balance sheet that relate to the VIEs and your maximum exposure to loss as a result of your involvement with the VIEs. To the extent material, please incorporate these disclosures in all future filings. Refer to Appendix C of FSP No. FAS 140-4 and FIN 46(R)-8.

Response
Our investments in PMC Preferred Capital Trust ($820,000) and PMCT Plainfield, L.P. ($321,000) represent 0.37% and 0.14%, respectively, of our total assets at December 31, 2008. Our equity earnings from PMC Preferred Capital Trust ($56,000) and PMCT Plainfield, L.P. ($38,000) represent 0.24% and 0.16%, respectively, of our total revenues during the year ended December 31, 2008. These investments are not expected to materially change. If these investments were to become material, we would add disclosures to future filings including those in SFAS 140-4 and FIN 46(R)-8. Our analysis under FIN 46(R) is provided below for your information.

PMC Preferred Capital Trust (the “Preferred Trust”)

At December 31, 2008, PMC Commercial Trust had an investment in the Preferred Trust of $820,000 and had Junior Subordinated Notes payable to the Preferred Trust of $27,070,000. This type of financing transaction is commonly referred to as a trust preferred debt issuance. The Preferred Trust is governed by a trust agreement which confers all decision-making and managerial authority over the Preferred Trust to the holders of the trust preferred securities; therefore, the Preferred Trust was determined to be a VIE since PMC Commercial Trust lacks the direct or indirect ability through voting rights or other similar rights to make decisions regarding the Preferred Trust’s activities that could have a significant impact on the success of the Preferred Trust. All of the risks and benefits associated with the ownership of Preferred Trust are held by the preferred investors. In addition, PMC Commercial Trust is not subject to the risks or burdens associated with ownership of the Preferred Trust and has no obligation to absorb losses on behalf of the Preferred Trust since PMC Commercial Trust does not have “equity at risk.” PMC Commercial Trust’s equity investment in the Preferred Trust (i.e., the common securities) was financed by the Preferred Trust through the Preferred Trust’s purchase of the Junior Subordinated Notes from PMC Commercial Trust and Preferred Trust’s issuance of trust preferred securities. Accordingly, PMC Commercial Trust’s equity investment in Preferred Trust is not “at risk” because PMC Commercial Trust obtained the funds to acquire the common securities directly from Preferred Trust. The holders of the trust preferred securities bear all of the risk of loss if PMC Commercial Trust defaults on the Junior Subordinated Notes.

Accordingly, because PMC Commercial Trust does not have a variable interest in Preferred Trust, it cannot be the primary beneficiary. We have not provided any financial or other support to the VIE during the periods presented nor are we contractually obligated to do so.

PMCT Plainfield, L.P.

At December 31, 2008, PMC Commercial Trust had an investment in PMCT Plainfield, L.P., its 100% owned subsidiary, of approximately $321,000. PMCT Plainfield, L.P. is a single asset entity that owns a limited service hospitality property. The property is subject to a first lien mortgage that matures in January 2011 with a prepayment penalty required if paid prior to six months of maturity. With the concurrence of the mortgage holder, on September 29, 2006, PMCT Plainfield, L.P. entered into a lease/purchase agreement (the “lease”) with a third party tenant lessee (the “lessee”) in order to facilitate the sale of the property to the lessee, without causing the prepayment penalty to become due on the mortgage. The lease expires on January 1, 2011, which is concurrent with the maturity on the mortgage note payable on the property. We have included the mortgage note and related interest of this unconsolidated subsidiary in our summarized contractual obligations, commitments and contingencies table on page 47 of our 2008 Form 10-K.

The lessee paid a non-refundable deposit of $452,000 to PMCT Plainfield, L.P. This deposit will be credited against the purchase price at the time title to the property is transferred. The lease is a triple net lease. Pursuant to the lease, the lessee has the unfettered ability to operate the property and receives all profits and is responsible for all losses of any kind. The lease agreement states that the lessee shall have the option to purchase the property for $1,825,000 when the prepayment penalty on the mortgage note (1) expires, (2) is waived by the lender or (3) is paid by PMCT Plainfield, L.P.

At December 31, 2008, the property was subject to (1) a fixed purchase option price of $1,825,000 net of a non-refundable deposit received of $452,000 ($1,373,000) and (2) a mortgage payable of $1,165,000. In addition, at December 31, 2008, escrow deposits of $151,000 that were the property of PMCT Plainfield, L.P. were being held by the mortgage holder.

The lessee’s right to purchase the property expires on the earlier of January 1, 2011 or termination of the lease. If no event of default (as defined in the lease agreement) has occurred, then PMC Commercial Trust will finance the remainder due on the purchase price of $1,373,000. The $452,000 deposit would be applied to the purchase price at closing and represent the down payment by lessee. If lessee does not complete the closing to purchase the property, the $452,000 deposit will not be returned to lessee.

If the lease is terminated due to any lessee default, lessee has the option to purchase the property for $1,825,000 plus any prepayment penalty due on the mortgage note without PMC Commercial Trust’s financing. Lessee would receive credit of the $452,000 deposit against the purchase price representing the down payment.

To determine the requisite accounting for this complex transaction:
•	First, the lease agreement was evaluated to determine whether the transaction was to be recorded under lease accounting or sale accounting provisions. Based on this evaluation, it was determined that lease accounting pronouncements governed this transaction. Furthermore, it was determined that the lease was to be accounted for by the lessor as an operating lease since the lease does not meet the applicable criteria to be accounted for as a capital lease.

•	Second, due to entering into the lease (a reconsideration event) we evaluated the entity to determine if the entity was a VIE. All of the activities of PMCT Plainfield, L.P. are governed by the terms of the lease agreement. As noted above, the lease agreement provides the lessee the unfettered ability to operate and make improvements to the property. As a result, PMCT Plainfield, L.P. is a VIE since PMC Commercial Trust lacks any material direct or indirect ability through voting rights or other similar rights to make decisions regarding PMCT Plainfield, L.P.’s activities that could have a significant impact on the success of PMCT Plainfield, L.P. Furthermore, PMCT Plainfield, L.P. is a single asset entity and the existence of the fixed purchase option by the lessee creates the potential for variability of expected losses for PMC Commercial Trust.

•	Lastly, since we determined this single asset entity was a VIE, PMC Commercial Trust then measured whether it had an obligation to absorb losses on behalf of PMCT Plainfield, L.P., and consequently concluded that PMC Commercial Trust does not have “equity at risk” such that PMC Commercial Trust would then bear the majority of the variability of the expected losses. PMC Commercial Trust’s equity investment in PMCT Plainfield, L.P. is not “at risk” because PMCT Plainfield, L.P. has received a non-refundable deposit of $452,000 which has reduced materially its exposure to loss and constitutes third party equity that has a first dollar risk of loss. In our assessment of the variability of the expected losses, based on estimates of the fair value of the property at the time of the reconsideration event, we determined that the lessee would bear the majority of the variability of any expected losses. Since PMC Commercial Trust has not guaranteed the asset residual value for the lessee, the only risk of loss to PMC Commercial Trust is dependent upon the default of the lessee or the lessee not exercising the purchase option. In addition, the lessee bears all of the risk of operating losses during the term of the lease since it is a triple net lease. Accordingly, because PMCT Plainfield, L.P. was deemed to be a VIE and PMC Commercial Trust does not have the majority of the variability of expected losses, we determined that PMC Commercial Trust is not the primary beneficiary. We have not provided any financial or other support to the VIE during the periods presented nor are we contractually obligated to do so.
Note 3. Loans Receivable, net, page F-13
Comment
5.	We note that you have $4.9 million and $8.3 million of loans that were impaired as of December 31, 2008 and June 30, 2009, respectively, but you only recorded allowances of $480 thousand and $672 thousand as of these dates, respectively. Please tell us how you determined that your reserve is adequate, and whether the allowance is determined solely upon specific identification or if you have a general reserve under SFAS 5.
Response
We are a REIT which originates loans primarily in the limited service hospitality industry which are mainly collateralized by real estate. Our loan underwriting is consistent and, among other terms, typically requires (1) significant equity investments by the borrower in the property, (2) personal guarantees from the borrower, (3) operating experience by the borrower and (4) evidence of adequate repayment ability. We do not originate any “higher-risk” loans such as option ARM products, junior lien mortgages, high loan-to-value ratio mortgages, interest only loans, subprime loans or loans with initial teaser rates. We also do not originate any residential mortgage loans.

Our aggregate provision for loan losses, net, from our inception in December 1993 through December 31, 2007, was approximately $1.5 million (161 basis points or 11 basis points per annum). In the 5-year period ended December 31, 2007, the aggregate provision for loan losses, net, was approximately $0.6 million (45 basis points or 9 basis points per annum). In addition, our investment in loans that we determined to be non-accrual loans was $22,000 at December 31, 2007.

In our Form 10-K for the year ended December 31, 2008, page 28, we noted the following during 2008: “Our Aggregate Portfolio continues to perform well with minimal loan losses and relatively low delinquencies. However, we believe that worsening economic conditions have subjected our borrowers to financial stress. Recently, we have seen a rise in delinquencies and borrowers who have requested deferments for payments of principal and interest. As a result, we experienced an increase in non-accrual loans and loan loss reserves. For real estate secured loans, due to the borrowers’ equity in the properties we have financed, the value of the underlying collateral and the operations of the businesses, we have not historically experienced significant losses on our outstanding loan portfolio. However, if the economy weakens further and/or the commercial real estate market was to have further devaluations, we could experience an increase in credit losses.” As a result of the performance of our portfolio, prior to December 31, 2008 all reserves were utilizing specific identification methodology as detailed below. Based on our delinquencies and other performance metrics, our assessments prior to December 31, 2008 concluded that a general reserve (based on

SFAS 5) was not required. During 2008, as a result of the above trend in the performance of our portfolio and the worsening economic conditions described above, we established a general reserve in accordance with SFAS 5 as more fully detailed below.

Since our inception, in order to determine that we have provided for adequate allowance for loan losses on our portfolio, we have a quarterly review process to identify and evaluate potential exposures to loan losses. Loans that require specific identification review (and to the extent required, a specific identification reserve) are identified based on one or more negative characteristics including, but not limited to, non-payment or lack of timely payment of interest and/or principal, non-payment or lack of timely payment of property taxes for an extended period of time, insurance defaults and/or franchise defaults.

For each specifically identified loan, an evaluation is prepared to identify the exposure to loss. The specific identification evaluation begins with an estimation of underlying collateral values using appraisals, broker price opinions, tax assessed value and/or revenue analysis. Appraisals are ordered on a case-by-case basis when management believes that the economic characteristics of the property warrant that a current appraisal be performed. We generally use MAI certified appraisers from national companies. Management uses appraisals as tools in conjunction with other determinants of collateral value as described above to estimate collateral values; not as the sole determinant of value. The property valuation takes into consideration current information on property values in general and value changes in commercial real estate and/or hospitality properties. The probability of liquidation is then determined based on many factors and is unique to each individual loan. These probability determinations include macroeconomic factors, the location of the property and economic environment where the property is located, industry specific factors relating primarily to the hospitality industry (and further the limited service segment of the hospitality industry), our historical experience with similar borrowers and/or individual borrower or collateral circumstances, and in certain circumstances the strength of the guarantors. The liquidation probability is then applied to the specifically identified exposure to loss (the difference between our outstanding loan balance and the estimated net realizable value) to establish the specifically identified reserve for that loan.

Once prepared, these specific individual evaluations are then reviewed by executive management who will identify areas that need additional information or provide their feedback on the valuation. After finalizing the required changes based on the review with executive management, the detailed specific identification valuation analyses are provided to and discussed with the members of the audit committee.

Each of the loans that were identified as impaired ($4.9 million and $8.3 million of loans as of December 31, 2008 and June 30, 2009, respectively) as well as other loans were evaluated at the respective period ends. Specifically identified reserves were determined to be $205,000 and $397,000 at December 31, 2008 and June 30, 2009, respectively.

As noted above, commencing December 31, 2008 we established a general reserve of $275,000 in accordance with SFAS 5 in response to the overall portfolio performance trends and economic conditions in order to adequately reserve for all loans (including performing loans and the portion of specifically identified loans for which probability of liquidation of less than 100% was utilized). The general reserve includes those loans which may have negative characteristics which have not yet become known to us and for potential future increases in liquidation probabilities as loans deteriorate. The general reserve uses a consistent methodology to determine a loss percentage to be applied to outstanding loan balances. These loss percentages are based upon many factors, primarily cumulative and recent loss history, general economic conditions and more specifically current trends in the limited service hospitality industry. We classify our loans into four tranches — problem loans, special mention loans, watch list loans and performing loans. Per our 2008 Form 10-K page 32, “Our Problem Loans are loans which are not complying with their contractual terms, the collection of the balance of the principal is considered impaired and on which the fair value of the collateral is less than the remaining unamortized principal balance. Our Special Mention Loans are those loans receivable that are either not complying with or had previously not complied with their contractual terms but we expect a full recovery of the principal balance through either collection efforts or liquidation of collateral.” Watch list loans are generally loans for which the borrowers are current on their payments; however, they may be delinquent on their property taxes, have franchise issues (non-payment of fees and/or failure to meet franchise standards), have insurance issues or other contractual deficiencies. General reserve percentages based on economic factors, specifically those of the hospitality industry, and our loan pool characteristics, are then applied to these tranches to determine our general reserve.

We believe that we provide clear and transparent disclosures in our Management’s Discussion and Analysis including our evaluation and disclosure of key ratios, such as impaired loans as a percentage of total loans. In general, if these ratios vary materially from period to period, we include explanations of these changes in our filings. In addition, as noted above, on page 28 of our Form 10-K for the year ended December 31, 2008, we have a discussion of trends and market conditions.

Beginning with the Form 10-Q for the quarterly period ended September 30, 2009, we intend to expand the description of the process of determining our reserves. Based on the process, we believe our reserves are adequate.
Note 17. Supplemental Disclosure of Cash Flow Information, page F-26
Comment
6.	In future filings, please disclose the amounts of income taxes paid by your consolidated TRSs and interest paid for all periods presented. Refer to paragraph 29 of SFAS 95.
Response
We have disclosed income taxes paid and interest paid within other related footnotes as follows:

The disclosure of income taxes paid by our consolidated TRSs is included on page F-22, Note 10. Income Taxes as follows:

“We paid $235,000, $693,000 and $845,000 in income taxes during 2008, 2007 and 2006, respectively.”

The disclosure of interest paid is included on page F-20, Note 5. Debt as follows:

“During 2008, 2007 and 2006 interest paid was $3,919,000, $5,106,000 and $5,430,000, respectively.”

We will continue to disclose these amounts in our future filings.
Exhibits
Comment
7.	We note that the exhibit index does not include the separation agreement and consulting agreement with Mr. Rosemore. Please tell us why you do not believe these agreements are required to be included in accordance with Item 601(b)(10)(iii) of Regulation S-K.

Response
We previously filed the separation and consulting agreements as exhibits to a current report on Form 8-K filed October 20, 2008 under Item 1.01. We will add the separation and consulting agreements to the exhibit list (incorporated by reference to the Form 8-K noted above) and re-file the exhibit list in a Form 10-K/A for the year ended December 31, 2008.
Exhibit 31
Comment
8.	Please remove the title of the certifying officer in the introductory paragraph as this certification is to be made in a personal capacity. Also, please revise paragraph 5(a) to include the phrase “and material weaknesses” after “all significant deficiencies.” Further, please remove the word “quarterly” from the third paragraph in the certification for Mr. Berlin. Please file the revised certifications in an amendment to your Form 10-K. Similarly, amend your Forms 10-Q for the periods ended March 31 and June 30, 2009 to include the appropriate language in your certifications.
Response
We have (1) removed the title of the certifying officer in the introductory paragraph, (2) revised paragraph 5(a) to include the phrase “and material weaknesses” after “all significant deficiencies” and (3) removed the word “quarterly” from the third paragraph in the certification for Mr. Berlin. We will re-file our certifications, as modified, in a 10-K/A for the year ended December 31, 2008, a 10-Q/A for the quarterly period ended March 31, 2009 and a 10-Q/A for the quarterly period ended June 30, 2009.
Definitive Proxy Statement on Schedule 14A filed April 28, 2009
General, page 10
Comment
9.	We note that you review compensation paid to executive officers of your peer group. Please identify the peer group companies used in making your compensation decisions. See Item 402(b)(2)(xiv) of Regulation S-K. Provide this disclosure in future filings and tell us how you plan to comply.
Response
The peer companies used were as follows:

Anworth Mortgage Asset Corporation
Ashford Hospitality Trust, Inc.
CapLease, Inc.
Capital Trust, Inc.
Deerfield Capital Corp.
Dynex Capital, Inc.
Humphrey Hospitality Trust, Inc.
Medallion Financial Corp.
New York Mortgage Trust, Inc.
NorthStar Realty Finance Corp.
Resource Capital Corp. (only for Chief Financial Officer)

In future filings, to the extent a peer group is utilized, we will (1) disclose the peer group companies and the compensation components used in the peer group comparison and (2) provide an informative discussion of the extent to which peer group data was utilized by the members of the compensation committee in making compensation decisions.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 349-3230.

Sincerely,
/s/ Barry N. Berlin
Barry N. Berlin
Chief Financial Officer PMC Commercial Trust